

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 5, 2018

Firouzeh Sarhangi
Chief Financial Officer
Corning Natural Gas Holdings Corporation
330 W. Williams St.
Corning, New York 14830

 Re: **Corning Natural Gas Holdings Corporation**
   Form 10-K for the Fiscal Year Ended September 30, 2017
   Response Dated February 28, 2018
   File No. 333-190348

Dear Ms. Sarhangi:

 We have reviewed your February 28, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 201 letter.

Form 10-K for the Fiscal Year Ended September 30, 2017

Consolidated Statements of Income, page 24

1. We read your response to comment 2. Please disclose within your Summary of Significant Accounting Policies the basis for differentiating between costs that you report as cost of sales and costs that you report as operating expenses.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products